SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1997

                          Commission File Number 1-3939




              Kerr-McGee Corporation Employee Stock Ownership Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


        We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN (the
Plan) as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedules based on our audit.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997, and the supplemental Schedule of Reportable Transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                         (ARTHUR ANDERSEN LLP)
                                                          ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
     June 15, 1998



              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1997
                             (Thousands of dollars)


            ASSETS                               Unallocated     Allocated       Total

Common stock of Kerr-McGee Corporation             $70,286       $84,051       $154,337
Short-term investments                                 507         1,138          1,645
                                                   -------       -------       --------

        Total investments                           70,793        85,189        155,982

Contributions receivable                               950             -            950
Dividends receivable                                   500           599          1,099
Due from (to) other fund                              (950)          950              -
Other assets                                             3             5              8
                                                   -------       -------       --------

        Total assets                                71,296        86,743        158,039
                                                   -------       -------       --------


          LIABILITIES

Notes payable                                       65,900             -         65,900
Interest payable                                     2,961             -          2,961
                                                   -------       -------       --------

        Total liabilities                           68,861             -         68,861
                                                   -------       -------       --------

Net assets available for plan benefits             $ 2,435       $86,743       $ 89,178
                                                   =======       =======        =======


                  The accompanying notes are an integral part of this statement.




                       KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                         December 31, 1996
                                      (Thousands of dollars)


            ASSETS                               Unallocated     Allocated       Total

Common stock of Kerr-McGee Corporation             $92,909       $89,130       $182,039
Short-term investments                               1,383           193          1,576
                                                   -------       -------       --------

        Total investments                           94,292        89,323        183,615

Contributions receivable                               973             -            973
Dividends receivable                                   536           503          1,039
Sales of investments pending settlement                  -           178            178
Due from (to) other fund                              (973)          973              -
Other assets                                             6             1              7
                                                   -------       -------       --------

        Total assets                                94,834        90,978        185,812
                                                   -------       -------       --------


          LIABILITIES

Notes payable                                       74,200             -         74,200
Interest payable                                     3,245             -          3,245
                                                   -------       -------       --------

        Total liabilities                           77,445             -         77,445
                                                   -------       -------       --------

Net assets available for plan benefits             $17,389       $90,978       $108,367
                                                   =======       =======       ========


                  The accompanying notes are an integral part of this statement.





                       KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               For the Year Ended December 31, 1997
                                      (Thousands of dollars)



                                                 Unallocated     Allocated       Total

Company contributions                              $10,223       $     -        $10,223
Dividend income                                      2,075         2,363          4,438
Interest income                                         33            36             69
Unrealized depreciation of common stock            (11,119)      (11,944)       (23,063)
Gain on sale of common stock                             -         1,427          1,427
Release of 181,737 shares of common stock
    for allocation                                       -        11,480         11,480
                                                   -------       -------       --------

        Total additions                              1,212         3,362          4,574
                                                   -------       -------       --------

Interest expense                                     6,055             -          6,055
Distributions to participants                            -         6,228          6,228
Transfers to (from) other fund                      (1,369)        1,369              -
Release of 181,737 shares of common stock
    for allocation                                  11,480             -         11,480
                                                   -------       -------       --------

        Total deductions                            16,166         7,597         23,763
                                                   -------       -------       --------

           Net decrease                            (14,954)       (4,235)       (19,189)


Net assets available for plan benefits -
    Beginning of year                               17,389        90,978        108,367
                                                   -------       -------       --------

    End of year                                    $ 2,435       $86,743       $ 89,178
                                                   =======       =======       ========


                  The accompanying notes are an integral part of this statement.


              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



(1)     PLAN DESCRIPTION AND ACCOUNTING POLICIES

        The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, as permitted by Internal Revenue Code
        Section  4975(e).  The Plan, a leveraged  employee stock ownership plan, invests only in the common stock of Kerr-McGee Corporation (the Company). Effective January 1, 1990, contributions to the Kerr-McGee Savings Investment Plan (the SIP) by participants are matched by Company contributions to the Plan. These participant contributions are matched dollar-for-dollar by the Company, up to 6% of the participants' salaries as defined under the Plan. Although the Plan and the SIP are separate plans, matching contributions to the Plan are contingent upon participants' contributions to the SIP.

        The Company may direct State Street Bank and Trust Company (the Trustee) to enter into acquisition loans for the purpose of acquiring Company stock for the benefit of participants. Pursuant to that authority, the Trustee and the Company entered into a Stock Purchase Agreement as of September 12, 1989. Under this agreement, the Plan purchased 2,680,965 shares of the Company's common stock at $46.625 per share on November 29, 1989, the market value on that date. To finance the purchase, the Plan incurred indebtedness to a group of institutional investors in the aggregate principal amount of $125,000,000 (see Note 3). The borrowings are guaranteed by the Company. Effective June 3, 1996, the Plan issued a $24,500,000 note to the Company and used the funds to prepay a portion of the Series A notes. The balance of the Series A notes was paid July 1, 1996.

        Company stock acquired with the proceeds of the initial loan is held in a suspense account. The Company's matching contributions and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as contributions are made to the SIP by participants.

        Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants' accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants' accounts by year end. If the number of shares released is more than the required matching and dividend allocation, the excess will be allocated to participants.

        The Plan provides for vesting of participants on the basis of 20% for each completed year of vesting service. Vesting service is completed years of company service reduced in certain limited situations as defined by the Plan. Company contributions are fully vested in the event of retirement, death or disability. A participant will receive a distribution of his vested interest in his account only upon termination of employment. In the event of death or permanent disability, a participant is deemed to be fully vested in their share of Company contributions. No other withdrawals are permitted.

        The Plan is administered by the Kerr-McGee Corporation Benefits Committee, which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company except for expenses that may be paid from any forfeitures of ESOP accounts arising under the Plan.

        The Plan may be discontinued by the Board of Directors of the Company. In the event of such discontinuance or other termination of the Plan, each participant shall be fully vested.

        The accompanying financial statements are prepared on the accrual basis of accounting; however, distributions to participants are recorded at market value when paid. Investments are accounted for at market value.

        Participants are not permitted to make contributions under the terms of the Plan. The assets and liabilities and changes therein pertaining to the participants' accounts (allocated) and stock not yet allocated to participants (unallocated) are presented separately in the accompanying Statement of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997.

(2)     INVESTMENTS

        The Plan's investment in the Company's common stock at December 31, 1997 and 1996, was as follows:

        (Dollars in thousands)            Unallocated    Allocated       Total

        1997
        Number of Shares                  1,110,149     1,327,562      2,437,711
        Cost                                $51,762       $61,734       $113,496
        Market                              $70,286       $84,051       $154,337

        1996
        Number of Shares                  1,290,399     1,237,916      2,528,315
        Cost                                $60,166       $57,543       $117,709
        Market                              $92,909       $89,130       $182,039

(3)     NOTES PAYABLE

        On November 29, 1989, the Plan borrowed $125,000,000 from a group of institutional investors for the purpose of acquiring the Company's common stock. This borrowing consisted of Series A notes in the amount of $74,000,000 and Series B notes in the amount of $51,000,000. The Company has guaranteed the Plan's indebtedness. In June 1996, the Plan issued a $24,500,000 note, which bears interest at a fixed rate of 6.85%, to the Company (the Sponsor note) and used the funds to prepay a portion of the 9.47% fixed-rate Series A notes. The remaining balance of the Series A notes was paid on July 1, 1996, as scheduled. Scheduled principal payments on the Sponsor note began in January 1997 and continue through January 2005. A prepayment of $1,300,000 was made in December 1996. Principal payments on the 9.61% fixed-rate Series B notes are scheduled to begin in July 1998 and continue through January 2005. Debt consisted of the following at year end:

        (Thousands of dollars)                       1997           1996
                                                   -------        ------

        Sponsor note                               $14,900        $23,200
        Series B notes                              51,000         51,000
                                                   -------        -------

                                                   $65,900        $74,200
                                                   =======        =======

        Maturities of debt due after  December 31, 1997, are $6,250,000 in 1998,
        $9,250,000  in  1999,   $10,010,000   in  2000,   $12,010,000  in  2001,
        $10,500,000 in 2002, and $17,880,000 thereafter.

(4)     TAX STATUS

        The Plan obtained its latest determination letter dated June 24, 1996, in which the Internal Revenue Service stated that the Plan qualified under the applicable provisions of the Internal Revenue Code and the rules promulgated by the Employee Retirement Income Security Act of 1974 and the trust established under the Plan is exempt from income taxes.

        Company contributions and income earned thereon are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Federal income taxes applicable to participants or their beneficiaries upon distribution are prescribed by the Code.

(5)     DISTRIBUTIONS TO PARTICIPANTS

        Stock distributed to participants is recorded at the approximate market value as of the date of distribution. Nonvested Company contributions are forfeited upon termination of employment (unless termination occurs because of retirement, disability, death or in certain circumstances when the Company deems the contributions to be fully vested), except that if the participant is re-employed within a specified period such amounts are re-allocated to the employee.

        Terminating  participants  with more  than  $3,500 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

(6)     CONTRIBUTIONS

        The Company's 1997 contributions to the Plan totaled $10,223,000. In addition, the Company paid $4,438,000 in dividends on the Company's stock held in the Plan. Of the total contributions, $9,451,000 represented the Company's matching contributions for employees' savings in the SIP.

(7)     TRUST ASSETS

        The information regarding investments of the Plan included in the accompanying financial statements and schedules was determined from information prepared and certified by the Trustee.

(8)     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        Amounts allocated to participants for withdrawals and distributions that have been processed prior to December 31, but not yet paid as of that date are recorded on the Department of Labor's Annual Return/Report of Employee Benefit Plan (Form 5500) as payables to participants.

        The following is a reconciliation of net assets available for plan benefits as reported in the accompanying financial statements to the net assets available for plan benefits reported in the Form 5500:

                                                              December 31,
        (Thousands of dollars)                             1997           1996
                                                          -------      -------

        Net assets available for benefits per the
           financial statements                           $89,178      $108,367
        Amounts allocated to terminating participants
           but not yet paid                                     -          (205)
                                                          -------      --------

        Net assets available for benefits per Form 5500   $89,178      $108,162
                                                          =======      ========

        The following is a reconciliation of distributions to terminating participants during the year ended December 31, 1997, as reported in the accompanying financial statements to the Form 5500:

                                                             For the Year Ended
                                                              December 31, 1997
                                                              -----------------

        Distributions to participants per the
          financial statements                                      $6,228

        Amounts allocated to terminating participants at
           December 31, 1996, and paid in 1997                        (205)
                                                                    ------

        Distributions to participants per Form 5500                 $6,023
                                                                    ======


(9)     SUBSEQUENT EVENTS

        In June, 1998, the Company sold its Galatia coal mine. The sale of the Jacobs Ranch mine is expected to be completed early in the third quarter. The company also intends to dispose of the electrolytic and forest products operations of its chemicals business. The effect of the disposals on the net assets of the Plan is not currently known.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   (Employer Identification Number 73-0311467)
                                (Plan Number 014)

                                DECEMBER 31, 1997
                             (Thousands of dollars)




                   (b)                                                  (c)                                                  (e)
       Identity of issue, borrower,               Description of investment including maturity date,           (d)        Current
  (a)*  lessor or similar party                    rate of interest, collateral, par or maturity value        Cost          Value
  ---- ---------------------------------------    -----------------------------------------------------     --------      --------

    *      Kerr-McGee Corporation                      Common stock (2,437,711 shares)                      $113,496      $154,337

    *      State Street Bank and Trust Company         Short-term investment fund                              1,645         1,645




* Party-in-interest



              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-0311467)
                                (Plan Number 014)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Thousands of dollars)




                                                                                                                        (h)
                                                                                                 (f)                  Current    (i)
                                                                                               Expense       (g)       Value     Net
                                                          No. of     (c)      (d)      (e)     incurred     Cost    of asset on gain
           (a)                          (b)               trans-  Purchase  Selling   Lease      with        of     transaction  or
Identity of party involved      Description of asset      actions   price    price   rental  transaction    asset      date     loss

    State Street Bank        Short-Term Investment Fund     57     $6,319      -        -         -        $6,319     $6,319     N/A


    State Street Bank        Short-Term Investment Fund     37        -     $6,250      -         -        $6,250     $6,250       -


                                                               SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                            KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN





                      By                     (JOHN C. LINEHAN)
                                              John C. Linehan
                                   Chairman of the Kerr-McGee Corporation
                                             Benefits Committee




Date:  June 29, 1998